EXHIBIT 12.1
OSI PHARMACEUTICALS, INC.
RATIOS OF EARNINGS TO FIXED CHARGES (in thousands)

	Years Ended December 31,					Years Ended September 30,
	2007		2006		2005	2004 *	2003

Pretax income (loss) from continuing operations	$105,339		$6,700		$(85,094)	$(260,371)	$(181,357)
Add:
Fixed charges	10,811		11,149		8,909	21,713	10,016

Pretax income (loss) as adjusted	$116,150		$17,849		$(76,185)	$(238,658)	$(171,341)

Fixed charges:
Interest, including amortization of debt issuance costs	$9,099		$9,201		$6,113	$18,768	$7,549
Estimated interest portion of rent	1,712		1,948		2,796	2,945	2,467

Fixed charges	$10,811		$11,149		$8,909	$21,713	$10,016

Ratio of earnings to Fixed Charges	10.7	x	1.6	x	—	—	—
Deficiency of earnings available to cover fixed charges	—		—		$(85,094)	$(260,371)	$(181,357)

For purposes of calculating earnings to fixed charges, earnings consist of pretax income from continuing operations plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance cost and an estimate of interest within rental expense.

*	Subsequent to the end of our 2004 fiscal year, which ended on September 30, 2004, we changed our fiscal year end to December 31. The deficiency for the three months ended December 31, 2004 was $48.4 million.